Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for July 2017

Santiago, Chile, August 14, 2017– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for July 2017 compared to July 2016.

System passenger traffic increased by 1.7%, while capacity rose 1.5%. As a result, the Company’s load factor for the month increased 0.2 points to 86.2%. International passenger traffic accounted for approximately 57% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	July			Year to Date ending July
	2017	2016	% Change	2017	2016	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (millions)
SYSTEM	10,599	10,417	1.7%	66,526	65,877	1.0%
DOMESTIC SSC (1)	1,764	1,734	1.7%	10,919	10,943	-0.2%
DOMESTIC BRAZIL (2)	2,776	2,953	-6.0%	17,011	18,395	-7.5%
INTERNATIONAL (3)	6,059	5,731	5.7%	38,597	36,539	5.6%

AVAILABLE SEAT KILOMETERS (millions)
SYSTEM	12,302	12,125	1.5%	78,682	78,409	0.3%
DOMESTIC SSC (1)	2,132	2,150	-0.9%	13,453	13,457	0.0%
DOMESTIC BRAZIL (2)	3,271	3,428	-4.6%	20,832	22,288	-6.5%
INTERNATIONAL (3)	6,899	6,547	5.4%	44,396	42,664	4.1%

PASSENGER LOAD FACTOR
SYSTEM	86.2%	85.9%	0.2 pp	84.6%	84.0%	0.5 pp
DOMESTIC SSC (1)	82.7%	80.6%	2.1 pp	81.2%	81.3%	-0.2 pp
DOMESTIC BRAZIL (2)	84.9%	86.1%	-1.3 pp	81.7%	82.5%	-0.9 pp
INTERNATIONAL (3)	87.8%	87.5%	0.3 pp	86.9%	85.6%	1.3 pp

PASSENGERS BOARDED (thousands)
SYSTEM	6,170	6,179	-0.1%	38,083	38,770	-1.8%
DOMESTIC SSC (1)	2,095	2,071	1.1%	12,679	12,958	-2.1%
DOMESTIC BRAZIL (2)	2,588	2,732	-5.3%	16,063	17,113	-6.1%
INTERNATIONAL (3)	1,488	1,376	8.1%	9,340	8,700	7.4%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (millions)
SYSTEM	276	274	0.8%	1,886	1,945	-3.1%

AVAILABLE TON KILOMETERS (Cargo) (millions)
SYSTEM	533	562	-5.3%	3,548	3,902	-9.1%

CARGO LOAD FACTOR
SYSTEM	51.9%	48.8%	3.1 pp	53.1%	49.8%	3.3 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs over 44.000 people worldwide, operating more than 1,200 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world.  Its 329 aircraft average an age of around seven years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises affiliates in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its affiliates; in addition to TAM S.A and its affiliates, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines and is being rolled-out in its products and services, as part of a gradual integration plan.

LATAM Airlines Group is the only airlines group in Latin America and one of two worldwide to be part of the Dow Jones Sustainability ‘World’ Index.  In 2016, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the third consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange, and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.